FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         June 13, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: June 13, 2003

                              APPOINTMENT OF
                TWO PRESIDENTS AND CHIEF OPERATING OFFICERS

Sodexho Alliance (codes : Euronext : EXHO.PA / NYSE : SDX)

Paris, June 13, 2003 - Albert George, who was appointed President and Chief Operating Officer on February 20, 2000, has resigned after suffering a cardiovascular stroke earlier this year.

In response to this situation, and to continue driving higher earnings and organic growth in revenues, we are strengthening our human resources and confiding in our current executives:

Jean-Michel Dhenain and Michel Landel, currently Vice Presidents of the Executive Committee, have been appointed Presidents and Chief Operating Officer by the Board of Directors at its meeting on 12 June. The appointments were proposed by Pierre Bellon, Chairman and Chief Executive Officer, after consultation with the Selection Committee.

Sian Herbert-Jones, Chief Financial Officer, Elisabeth Carpentier, Senior Vice President Corporate Human Resources, and Clodine Pincemin, Senior Vice President Corporate Communication, are also members of the Executive Committee, which will now include :

Dick Macedonia, currently President of the Health Care Services Division in the United States, has been appointed Chief Operating Officer of Sodexho in North America and Vincent Hillenmeyer, Senior Vice President, Strategic Planning.

Jean-Michel Dhenain, based in Paris, France, remains Chief Executive Officer for Continental Europe. He will also supervise South America and the Asia-Australia region.

Michel Landel, based in Gaithersburg, Maryland, in the United States, remains Chief Executive Officer of Sodexho, Inc. in North America. He will also supervise the United Kingdom and Ireland, as well as the Remote Site Management activity.

In addition, the Operational Committee, which was created in October 2000 and comprises the members of the Executive Committee plus the Group's senior executives, has been strengthened with two new members:

George Chavel, the newly appointed President of the Health Care Services Division in the United States, and Rick Floore, Internal Audit Director. The Committee now has 19 members.

BIOGRAPHY

Jean-Michel Dhenain
President and Chief Operating Officer, Sodexho Alliance

Jean-Michel Dhenain has been appointed President and Chief Operating Officer of Sodexho Alliance, the world's leading Food and Management Services company, alongside Michel Landel. He also continues to serve as Chairman and Chief Executive Officer for Continental Europe, while supervising South America and the Asia-Australia region. He was a key participant in Sodexho's development in France, helping it to achieve market leadership in the mid-nineties, and has played a major role in strengthening the Group's positions in Continental Europe, a market that today accounts for 29% of consolidated revenues.

Mr. Dhenain joined Sodexho in 1971, when he began what began his exemplary career by managing a number of front-line operations. He successively served as Regional Director, Sales Director and Departmental Director, before setting up the Sodexho France Hospitals and Healthcare subsidiary and becoming its Managing Director in 1984. Around this time, he returned from a trip to the United States with a breakthrough business strategy that would be widely imitated. His idea was to differentiate Sodexho from the competition and gain market share by developing multi-service solutions. Under his impetus, French healthcare revenues grew sevenfold in ten years. This success propelled him to the head of the Sodexho France Schools-Universities subsidiary in 1991, and in 1993, he was named Managing Director of Sodexho France.

In 1998, he was given responsibility for Continental Europe and became a member of the Sodexho Alliance Executive Committee, before being appointed Committee Vice President in February 2000.

Throughout his career, Mr. Dhenain has paid special attention to food safety. As the global leader in food and management services, Sodexho is extremely sensitive to public health concerns. As early as 1999, Mr. Dhenain created a Scientific Council in France, whose members included researchers and experts from a wide range of food safety disciplines.

Mr. Dhenain is also responsible for purchasing, an area in which he has implemented a strict, disciplined quality process based on the traceability of supplies.

Mr. Dhenain is a founding member of the Health Chair at the Ecole Superieure des Sciences-Economiques et Commerciales (ESSEC) in Cergy-Pontoise.

Born in 1944, Mr. Dhenain is married and has one child. As a lover of sports and classical music, he likes to go for nature walks accompanied by the strains of Johann Sebastian Bach and serves as President of the Chamber Opera of France, based in Menton. He is also an accomplished oenologist, a Chevalier in the Order des Coteaux de Champagne and a member of the Brotherhood of the Chevaliers du Tastevin.

BIOGRAPHY

Michel Landel
President and Chief Operating Officer, Sodexho Alliance

Michel Landel has been appointed President and Chief Operating Officer of Sodexho Alliance, the world's leading Food and Management Services company, alongside Jean-Michel Dhenain.

He continues to serve as Chief Executive Officer of Sodexho in North America, while taking on responsibility for the United Kingdom and Ireland, and the Remote Site Management business. Mr. Landel is the person behind the Group's remarkable expansion in North America, where it now generates half its consolidated revenues and employs 130,000 people.

Mr. Landel joined Sodexho in 1984 as Chief Operating Manager for Eastern and North Africa. His exceptional career achievements reflect his extraordinary ability to motivate teams. He increased sales and earnings in the units he has managed. By 1986, he had been promoted president of the Group's entire remote site operations in Africa, and in 1989, he took charge of the Group's North American operations. Under his management, in ten years Sodexho became the fourth largest Food and Management Services provider in North America, which represents nearly one third of the potential global market.

In 1998, Mr. Landel helped bring about the merger between Sodexho and Marriott Management Services, the leading food services company in North America. He actively participated in the creation of Sodexho Marriott Services (now Sodexho, Inc.), an alliance whose success enhanced Sodexho's global leadership and made it America's number one Food and Management Services provider. Today, Sodexho, Inc. ranks first in the education, healthcare and senior services segments, which offer the market's highest growth potential. Positions in these segments were further strengthened with the acquisition of Wood Dining Services in 2001.

In February 2000, Mr. Landel was appointed Vice-President of the Sodexho Alliance Executive Committee.

Sodexho, Inc. ranks among the 50 largest employers in the United States and has been recognized on several occasions for its commitment to equal opportunity. It was included in Latina Style's 2002 list of the 50 best companies for Hispanic women to work for in the United States and ranked 20th in The Black Collegian's list of the 100 top employers of the 2002 class of African-American graduates.

Mr. Landel also initiated the launch and deployment of the S.T.O.P. Hunger program to combat malnutrition, particularly among the more than 10 million undernourished children in the United States. Sodexho believes it has a moral obligation to fight hunger and intends to extend the program to its main countries of operation.

In 1997, Mr. Landel won the industrys coveted "Golden Chain Award" from the Multi-Unit Foodservice Operators association. Sodexho, Inc. was recognized as one of the best food services providers by Food Services Management Magazine in 2001. In 2002, he received Restaurants & Institutions' distinguished "Ivy Award" for developing restaurant-style brand concepts. The Penn State Hotel and Restaurant Society also voted him Hospitality Executive of the Year.

Born in 1951, Michel Landel is married and has three children. He likes to travel and to relax in the kitchen preparing delicious dishes for his family and friends.



About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.6 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will,"
"would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.




Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18 - Fax : + 33 (1) 30 85 52 32
E-mail: jerome.chambin@sodexhoalliance.com

Investors Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 29 39 -  Fax : +33 (1) 30 85 50 05
E-mail : jean-jacques.vironda@sodexhoalliance.com